UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number 001-14928

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square,
Regent’s Place,
London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.
Santander UK plc and Santander UK Group Holdings plc announce cash tender offers for four series of Notes
November 12, 2020 — Santander UK plc (“Santander”) announces offers to purchase for cash up to:
(i) $314,265,000 of its outstanding $897,900,000 5.000% Fixed Rate Subordinated Notes due 2023; and
(ii) $130,313,000 of its outstanding $260,626,000 7.95% Term Subordinated Securities due October 26, 2029 (collectively, the “Santander Notes” and such offers, the “Santander Tender Offers”).
Santander UK Group Holdings (“Santander Holdings,” and, together with Santander, the “Offerors”) announces offers to purchase for cash up to:
(i) $300,000,000 of its outstanding $1,000,000,000 4.750% Dated Subordinated Notes due 2025; and
(ii) $100,000,000 of its outstanding $500,000,000 5.625% Dated Subordinated Notes due 2045 (together, the “Santander Holdings Notes” and, together with the Santander Notes, the “Notes”, and such offers, the “Santander Holdings Tender Offers” and, the Santander Holdings Tender Offers together with the Santander Tender Offers, the “Tender Offers”, and each, a “Tender Offer”).
Each Tender Offer is subject to the respective maximum principal amount of the Notes of each series that will be accepted for purchase specified in the table below (such amount in respect of a series, the “Maximum Tender Amount”).
The Offerors are making separate Tender Offers, each on the terms and subject to the conditions set forth in the offer to purchase dated November 12, 2020 (the “Offer to Purchase”). The Offer to Purchase is available, subject to eligibility confirmation and registration, from the Tender Offers Website: http://www.lucid-is.com/santanderus. Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.
Each of the Tender Offers will expire at 11:59 p.m., New York City time, on December 14, 2020, unless extended or earlier terminated by the relevant Offeror in its sole discretion (such time and date, as the same may be extended, the “Expiration Time”). Holders who validly tender their Notes may withdraw such Notes at any time prior to 5:00 p.m., New York City time, on November 30, 2020 (such time and date, as the same may be extended, the “Withdrawal Deadline”).

To receive the Total Consideration, which includes an early tender payment of $30.00 per $1,000 principal amount of Notes accepted for purchase pursuant to each Tender Offer (the “Early Tender Payment”), Holders must validly tender and not validly withdraw their Notes so that they are received by the Information and Tender Agent at or prior to 5:00 p.m., New York City time, on November 30, 2020, unless extended (such time, as the same may be extended, the “Early Tender Time”). Holders who validly tender their Notes after the Early Tender Time but whose tenders of Notes are received by the Information and Tender Agent at or prior to the Expiration Time will be eligible to receive only the applicable Tender Offer Consideration, which is an amount equal to the applicable Total Consideration minus the Early Tender Payment.
The following table sets forth certain terms of each of the Tender Offers:
Title of Notes	Issuer	Securities Codes	Outstanding Principal Amount	Maximum Tender Amount	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (basis points)(1)	Early Tender Payment(2)
5.000 percent. Fixed Rate Subordinated Notes due 2023	Santander UK plc	Regulation S: ISIN: XS0989359756 / Common Code: 098935975 Rule 144A: ISIN: US80283LAA17 / CUSIP: 80283L AA1	$897,900,000	$314,265,000	0.25% U.S. Treasury Security due November 15, 2023	FIT1	110	$30
7.95 percent. Term Subordinated Securities due October 26, 2029	Santander UK plc	ISIN:US002920AC09 CUSIP: 002920 AC0	$260,626,000	$130,313,000	0.875% U.S. Treasury Security due November 15, 2030	FIT1	225	$30
4.750 percent. Dated Subordinated Notes due 2025	Santander UK Group Holdings plc	Regulation S: ISIN: XS1291333760 Common Code: 129133376 Rule 144A: ISIN: US80281LAA35 CUSIP: 80281L AA3	$1,000,000,000	$300,000,000	0.250% U.S. Treasury Security due October 31, 2025	FIT1	155	$30
5.625 percent. Dated Subordinated Notes due 2045	Santander UK Group Holdings plc	Regulation S: ISIN: XS1291352711 Common Code: 129135271 Rule 144A: ISIN: US80281LAB18 CUSIP: 80281L AB1	$500,000,000	$100,000,000	1.375% U.S. Treasury Security due August 15, 2050	FIT1	170	$30

(1)	The applicable Total Consideration is calculated with reference to the Fixed Spread in respect of the relevant series of Notes set out above and includes the Early Tender Payment.
(2)
Per $1,000 principal amount of Notes validly tendered and received by the Information and Tender Agent and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase (and subject to the applicable Minimum Authorized Denomination (as defined in the Offer to Purchase)). The applicable Total Consideration, when calculated with reference to the Fixed Spread in respect of the relevant series of Notes set out above, already includes the Early Tender Payment. The applicable Tender Offer Consideration for Notes validly tendered and received by the Information and Tender Agent after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase will be the applicable Total Consideration minus the Early Tender Payment.

The applicable Total Consideration in respect of Notes of each series validly tendered and received by the Information and Tender Agent and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase pursuant to the relevant Tender Offer will be calculated at the Tender Price Determination Time at 10:00 a.m., New York City time, on December 1, 2020 in the manner set out in the Offer to Purchase, with reference to the applicable Fixed Spread and includes the Early Tender Payment. The Tender Offer Consideration in respect of Notes of each series validly tendered and received by the Information and Tender Agent after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase pursuant to the relevant Tender Offer will equal the applicable Total Consideration minus the Early Tender Payment.
In addition to the relevant Tender Offer Consideration or Total Consideration, as applicable, all Holders of Notes accepted for purchase will also receive accrued and unpaid interest on such Notes, rounded to the nearest $0.01 per $1,000 principal amount of Notes (with $0.005 being rounded upwards), from the last interest payment date up to, but not including, the Early Settlement Date or the Final Settlement Date (each as defined below), as applicable.
Each Offeror is offering to purchase each applicable series of Notes up to the relevant Maximum Tender Amount, subject in each case to the sole discretion of the relevant Offeror making such Tender Offer to amend such Tender Offer (subject to applicable law). Notes may be subject to proration if the aggregate principal amount of a series of Notes validly tendered and not validly withdrawn as of the Early Tender Time or the Expiration Time, as applicable, is greater than the Maximum Tender Amount for such series of Notes, as further described in the Offer to Purchase. Furthermore, Notes tendered at or prior to the Early Tender Time will be accepted for purchase in priority to Notes tendered after the Early Tender Time, and to the extent Notes of a series are tendered at or prior to the Early Tender Time and accepted for purchase pursuant to any Tender Offer, the portion of the Maximum Tender Amount available for the purchase for such series of Notes tendered after the Early Tender Time could be reduced significantly or eliminated altogether.
Each of the Tender Offers is conditioned on the satisfaction of the Conditions. None of the Tender Offers is subject to a minimum tender condition.
It is expected that payment for Notes tendered at or prior to the Early Tender Time will be made on December 2, 2020 (the “Early Settlement Date”), and payment for Notes tendered after the Early Tender Time, but at or prior to the Expiration Time, will be made on December 16, 2020 (the “Final Settlement Date”).
Subject to applicable law and the terms and conditions of the Offer to Purchase, each Offeror may terminate any or all of the Tender Offers made by it, waive any or all of the Conditions prior to the Expiration Time, extend the Expiration Time, or amend the terms of any or all of the Tender Offers made by it.

The Tender Offers, to the extent accepted, will enable the Offerors to optimize their regulatory capital and funding structure in line with the evolving environment.
None of the Offerors, the Dealer Managers or the Information and Tender Agent (nor any director, officer, employee, agent or affiliate of any such person) makes any recommendation whether Holders should tender or refrain from tendering Notes in the Tender Offers. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender.
The Offerors have retained J.P. Morgan Securities LLC and Santander Investment Securities Inc. to act as the Dealer Managers for the Tender Offers, and Lucid Issuer Services Limited to act as the Information and Tender Agent for the Tender Offer. Questions regarding procedures for tendering Notes may be directed to Lucid Issuer Services Limited at +44 (0) 20 7704 0880 or by email at santander@lucid-is.com. Additionally, the tender offer material is available at http://www.lucid-is.com/santanderus. Questions regarding the Tender Offers may be directed to (i) J.P. Morgan Securities LLC at (within the United States) +1 212 834 4045 (U.S. collect) or +1 (866) 834 4666 (U.S. toll free) / (outside the United States) +44 207 134 2468 or by email to liability_management_EMEA@jpmorgan.com; and (ii) Santander Investment Securities Inc. at +1 212 940 1442 (U.S. collect) or +1 855 404 3636 (U.S. toll free).
This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security (including the Notes). No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offers are only being made pursuant to the Offer to Purchase. Holders are urged to carefully read the Offer to Purchase before making any decision with respect to the Tender Offers.
The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Offerors, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.
This announcement is released by Santander UK plc and Santander UK Group Holdings plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (“MAR”), encompassing information relating to the Tender Offers described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Tom Ranger, Treasurer at Santander UK plc.
Offer and Distribution Restrictions
United Kingdom

The communication of this announcement is not being made, and has not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000.
The Offer to Purchase has been issued by Santander UK plc and Santander UK Group Holdings plc, each of 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom. Santander UK plc is authorised and regulated by the Financial Conduct Authority (the “FCA”) and the Prudential Regulation Authority. The Offer to Purchase is being distributed only to existing holders of the Notes, and is only addressed to such existing Holders in the United Kingdom where they would (if they were clients of the Offerors) be per se professional clients or per se eligible counterparties of the Offerors within the meaning of the FCA rules.  The Offer to Purchase is not addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on it. Recipients of the Offer to Purchase should note that the Offerors are acting on its own account in relation to the Tender Offers and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offerors or for providing advice in relation to the Tender Offers.
In addition, the communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Offerors, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on this announcement, the Offer to Purchase or any of its contents.
France
The Tender Offers are not being made, directly or indirectly, to the public in France. None of the announcement, the Offer to Purchase or any other documents or offering materials relating to the Tender Offers, has been or shall be distributed to the public in France and only qualified investors (as defined in Article 2(e) of Regulation (EU) 2017/1129) are eligible to participate in the Tender Offer. This announcement has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy
None of this announcement, the Offer to Purchase or any other document or materials relating to the Tender Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offers are being carried out in Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are resident and/or located in Italy can tender Notes for purchase in the Tender Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offers.
General
This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes, and tenders of Notes in the Tender Offers will not be accepted from Holders, in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offers to be made by a licensed broker or dealer and either of the Dealer Managers or either of the Dealer Managers’ respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Tender Offers shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Offerors in such jurisdiction.

Forward-Looking Information
This announcement contains certain forward-looking statements that reflect the Offerors’ intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Offerors and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Offerors cannot guarantee that any forward-looking statement will be realized, although they believe they have been prudent in their respective plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Offerors undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

	By:	/s/ Rebecca Nind
Name: Rebecca Nind
Title: Authorized Signatory
Date: November 12, 2020